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                            September 28, 2022

       Bryan E. Mittelman
       Chief Financial Officer
       The Middleby Corporation
       1400 Toastmaster Drive
       Elgin, Illinois 60120

                                                        Re: The Middleby
Corporation
                                                            Form 10-K for the
year ended January 1, 2022
                                                            File No. 001-09973

       Dear Bryan E. Mittelman:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the year ended January 1, 2022

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       28

   1. We note your disclosure on page 16 that you have experienced disruptions to parts of your supply chain as a
result of COVID-19. We further note disclosure in your 10-Q for the quarterly period ended
June 30, 2022 regarding inflationary impacts to your
                                                        inventory. Please
discuss in future filings whether supply chain disruptions or inflation have materially
affected your outlook or business goals. Specify whether these challenges have materially
impacted your results of operations or capital resources and quantify, to the extent possible,
how your sales, profits, and/or liquidity have been impacted. Revise also to discuss in
future filings any known trends or uncertainties resulting from mitigation efforts
undertaken, if any. Explain whether any mitigation efforts introduce new material risks,
including those related to product quality, reliability, or regulatory approval of products.
 Bryan E. Mittelman
The Middleby Corporation
September 28, 2022
Page 2

       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at
202-551-
3438 with any questions.



FirstName LastNameBryan E. Mittelman                      Sincerely,
Comapany NameThe Middleby Corporation
                                                          Division of
Corporation Finance
September 28, 2022 Page 2                                 Office of Real Estate
& Construction
FirstName LastName